Viveve Medical, Inc.

345 Inverness Drive South

Building B, Suite 250

Englewood, CO 80112

VIA EDGAR

July 1, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Tom Jones

   Tim Buchmiller

Re:	Viveve Medical, Inc. Acceleration Request for Registration Statement on Form S-1 File No. 333-239280

Dear Messrs. Jones and Buchmiller:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Viveve Medical, Inc. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 6, 2020. at 5:00 p.m., Eastern Time, or at such later time as the Company or its counsel, Goodwin Procter LLP, may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Heidi Mayon at (650) 752-3227. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Heidi Mayon, by facsimile to (650) 471-6055 or by email to HMayon@goodwinlaw.com.

In connection with the foregoing, the Company hereby acknowledges the following:

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should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●

the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Heidi Mayon of Goodwin Procter LLP at (650) 752-3227.

Sincerely, VIVEVE MEDICAL, Inc. /s/ Scott Durbin Scott Durbin Chief Executive Officer

cc:	Jim Robbins (Viveve Medical, Inc.)
Mitchell S. Bloom (Goodwin Procter LLP)
Heidi Mayon (Goodwin Procter LLP)
Clayton E. Parker (K&L Gates LLP)
Matthew L. Ogurick (K&L Gates LLP)